[redacted]

10026700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 3 2010

SEC
Mail Processing
Section
MAR 0 3 2010
Washington, DC
104

SEC FILE NUMBER
8-45463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ValMark Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 Springside Drive, Suite 300

(No. and Street)

Akron	Ohio	44333
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Critzer (800) 765-5201

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Lovelace, P.A.

(Name – *if individual, state last, first, middle name*)

1201 S. Orlando Ave. Suite 400	Winter Park	FL	32789-7192
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19 3/16

OATH OR AFFIRMATION

I, David K. Critzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ValMark Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

SUSAN M. BUNGO
Resident Summit County
Notary Public, State of Ohio
My Commission Expires 09/11/10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VALMARK SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Year Ended December 31, 2009

CONTENTS

MOORE STEPHENS
LOVELACE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
ValMark Securities, Inc.
Akron, Ohio

We have audited the accompanying statement of financial condition of ValMark Securities, Inc. (the "Company") as of December 31, 2009, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the accompanying supplemental information schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note C to the financial statements, the Company has not recorded a provision for income taxes for financial reporting purposes. In our opinion, accounting principles generally accepted in the United States of America require income taxes to be reported for subsidiaries' ratable share of consolidated income taxes. If the financial statements were corrected for this departure from accounting principles generally accepted in the United States of America, net loss would be decreased by approximately $120,000 for the year ended December 31, 2009.

In our opinion, except for the effects of not recording a tax provision, as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of ValMark Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplemental information Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens Lovelace, P.A.

Certified Public Accountants

Orlando, Florida
February 25, 2010

ValMark Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS		
Cash and cash equivalents		$ 704,122
Deposits at clearing brokers		45,000
Commissions receivable		899,254
Other receivables		65,007
Due from affiliates		66,260
Investment in affiliates		2,550
	TOTAL ASSETS	$ 1,782,193
LIABILITIES		
Commissions payable		$ 1,004,756
Due to affiliates		102,537
	TOTAL LIABILITIES	1,107,293
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDER'S EQUITY		
Common stock - $1 par value; 750 shares authorized; 100 shares issued and outstanding		100
Paid-in capital		47,424
Retained earnings		627,376
	TOTAL SHAREHOLDER'S EQUITY	674,900
	TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,782,193

The accompanying notes are an integral part of these financial statements.

ValMark Securities, Inc.

STATEMENT OF OPERATIONS

Year Ended December 31, 2009

REVENUES		
Commissions		$ 32,172,594
Other		645,123
	TOTAL REVENUES	32,817,717
COMMISSION AND OTHER CLEARING BROKER EXPENSES		27,819,583
		4,998,134
OPERATING EXPENSES		5,342,959
	NET LOSS	$ (344,825)

The accompanying notes are an integral part of these financial statements.

ValMark Securities, Inc.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Year Ended December 31, 2009

	Common Stock		Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
BEGINNING BALANCE - JANUARY 1, 2009	100	$ 100	$ 47,424	$ 1,422,201	$ 1,469,725
DIVIDENDS	-	-	-	(450,000)	(450,000)
NET LOSS	-	-	-	(344,825)	(344,825)
ENDING BALANCE - DECEMBER 31, 2009	100	$ 100	$ 47,424	$ 627,376	$ 674,900

The accompanying notes are an integral part of these financial statements.

ValMark Securities, Inc.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (344,825)
Adjustments to reconcile net loss to net cash used in operating activities	
Commissions receivable	1,166,906
Other receivables	31,690
Commissions payable	(852,244)
Due from/to affiliates, net	(36,049)
NET CASH USED IN OPERATING ACTIVITIES	(34,522)
CASH FLOWS FROM FINANCING ACTIVITIES	
Payment of dividends on common stock	(450,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(484,522)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	1,188,644
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 704,122

The accompanying notes are an integral part of these financial statements.

A. BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of ValMark Securities, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Business Description

ValMark Securities, Inc. is a wholly owned subsidiary, via a pass through entity, of Executive Insurance Agency, Inc. ("EIA"), which is a wholly owned subsidiary of ValMark Insurance Agency, LLC ("VIA"). The Company derives commission income by representing insurance carriers and their representatives who sell variable insurance and annuity contracts, settlement of fixed and variable life insurance contracts to third-parties, and by introducing customers to stock and mutual fund brokerage firms who clear trading transactions. Customers remit funds directly to the insurance carriers and brokers, and no funds or securities are held by the Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA" f/k/a NASD) and the Securities Investor Protection Corporation.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Significant estimates by management include the allocation of operating expenses from the parent, and the determination of the amounts to accrue with respect to certain legal contingencies, the ultimate outcome of which cannot be determined until such litigation has been settled. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

The Company considers financial instruments with original maturities of less than 90 days to be cash equivalents.

A. BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Commissions Receivable and Credit Policies

Commissions receivable are uncollateralized obligations due under normal trade terms, requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old. Payments of commissions receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the oldest unpaid invoices.

Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibility. In the opinion of management, at December 31, 2009, all commissions were considered collectible and no allowance was necessary.

Fair Value of Financial Instruments

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments:

Cash and cash equivalents - The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair value because of the short maturity of these instruments.

Commissions receivable, other receivables and due from affiliates - The carrying amounts of these receivables approximate fair value due to their short-term nature and historical collectibility.

Commissions payable and due to affiliates - The carrying amounts of these payables approximate fair value due to the short-term nature of these obligations.

Revenue Recognition

Commission income on the sale of variable insurance and annuity contracts are recognized upon the effective date of the contract. Commission income on trading transactions is recognized on a trade-date basis.

Subsequent Events

Management has evaluated subsequent events for recognition and disclosure through February 25, 2010, the date the financial statements were available to be issued.

B. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's two largest customers accounted for approximately 20.9% and 14.1% of commission income for the year ended December 31, 2009. The Company's largest individual account receivable balance at December 31, 2009 was from one of the Company's clearing brokers and represented approximately 13.8% of year-end commissions receivable. Further, one of the customers is an affiliate of an indirect owner of the Company and therefore is a related party. This related party accounted for less than 1% of commission income for the year ended December 31, 2009, and approximately 10.7% of the commissions receivable balance at year-end.

At times during the year, the Company's cash balance exceeded amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). Accounts at each institution are insured up to $250,000, or the entire amount in noninterest-bearing accounts held at institutions participating in the FDIC's Temporary Liquidity Guarantee Program set to expire on December 31, 2013. At December 31, 2009, the Company had approximately $321,000 in excess of FDIC insured limits. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

C. INCOME TAXES

The Company files a consolidated tax return with EIA. EIA does not charge the Company for income tax expenses or benefits; accordingly, the accompanying financial statements do not include a provision for income taxes for the Company's share of income taxes/benefits. Accounting principles generally accepted in the United States of America require such provision for the subsidiary's ratable share of consolidated income taxes. If the financial statements were corrected for this departure from accounting principles generally accepted in the United States of America, the net loss for the year ended December 31, 2009 would be decreased by approximately $120,000, and the cumulative impact on the Company's statement of financial condition would not be significant.

D. RELATED-PARTY TRANSACTIONS

The Company shares office, administrative and occupancy expenses with VIA and three affiliated entities. Approximately 100% of the Company's operating costs are allocated by VIA for the fiscal year ended December 31, 2009. The allocation is pursuant to the expense-sharing agreement between the Company and VIA.

VIA rents office space from a company related through common ownership. Total rent expense related to this lease recorded by the Company after allocation from VIA was approximately $204,000 for the year ended December 31, 2009.

D. RELATED PARTY TRANSACTIONS *(Continued)*

At December 31, 2009, due to affiliates included amounts due to related companies for commissions received by the Company on behalf of the related companies. In the opinion of management, such amounts are expected to be repaid prior to December 31, 2010.

At December 31, 2009, due from affiliates included amounts due from related companies for commissions received by the related companies on behalf of the Company. In the opinion of management, such amounts are expected to be received prior to December 31, 2010.

E. JOINT VENTURE

On April 19, 2006, the Company entered into an operating agreement with an unrelated entity to form PMIA II, LLC ("PMIA"), which qualifies as a variable interest entity. The Company owns 51% of PMIA. PMIA was formed as a joint opportunity to market and provide investment products. Even though the Company owns 51% of the entity, the Company is entitled to only 30% of the net profits or net losses. Therefore, it was determined the Company is not the primary beneficiary and will not consolidate the entity into their financial statements. The Company will account for the joint venture under the equity method of accounting. As of December 31, 2009, total assets and liabilities of PMIA were minimal, and there was minimal activity in the income statement.

F. CONTINGENCIES

Legal and Regulatory Matters

The Company, from time to time, is subject to routine litigation and arbitration related to regulatory inquiries and customer complaints in the normal course of business. Although there can be no assurance as to the ultimate disposition of routine litigation, management of the Company believes, based upon information available at this time, that the ultimate outcome of these matters will not have a material adverse effect on the operations and financial condition of the Company.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate the broker-dealer industry, including FINRA, the United States Securities and Exchange Commission, and various securities commissions of the states and jurisdictions in which the Company operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

F. CONTINGENCIES *(Continued)*

Legal and Regulatory Matters *(Continued)*

The Company is presently in mediation with two clients, who have asserted that the Company failed to adequately supervise the clients' purchases of a certain security, which has lost significant value since the original purchase date. The claims seek damages of approximately $500,000 in actual damages plus punitive damages and attorney fees, interest, and costs. Based on consultation with its counsel, the Company believes that it is not at fault and properly discharged its supervisory duties. The Company believes it has insurance coverage for all or a substantial part of the legal fees or settlement, if any. The Company believes that the results of the above mediation will not have a material adverse effect on the Company's financial condition.

Clearing Firms

Included in the Company's clearing agreements with its clearing brokers is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing brokers to the extent of the net loss on the unsettled trade. At December 31, 2009, management of the Company had not been notified by the clearing brokers, nor were they otherwise aware, of any potential losses relating to this indemnification.

G. NET CAPITAL PROVISIONS OF RULE 15C3-1

The Company is a "Fully Disclosed Broker-Dealer." The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into a "clearing agreement" with its clearing brokers and has fully disclosed all of its customer accounts to these brokers.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000, or 6 2/3%, of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1). Net capital may fluctuate on a daily basis. At December 31, 2009, the Company had net capital of $434,817, as computed by this Rule, which was $360,997 in excess of its required net capital of $73,820.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2009 the ratio was 2.55 to 1.

SUPPLEMENTAL INFORMATION

Valmark Securities, Inc.

SCHEDULE I - COMPUTATION OF NET CAPITAL
(Under Rule 15c3-1)

December 31, 2009

Net capital	
Total shareholder's equity from statement of financial condition	$ 674,900
Deductions and/or changes:	
Nonallowable assets:	
Accounts receivable - other	131,267
Other	106,266
Investment in and receivables from affiliates	2,550
	240,083
Net capital	$ 434,817
Computation of aggregate indebtedness	$ 1,107,293
Computation of basic net capital requirement 6 2/3% of aggregate indebtedness	$ 73,820
Minimum required net capital	$ 50,000
Net capital requirement	$ 73,820
Excess net capital	$ 360,997
Ratio of aggregate indebtedness to net capital	2.55 to 1

No material difference exists between the computation of net capital presented herein and the computation included in the Company's unaudited Focus report.

MOORE STEPHENS
LOVELACE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
ValMark Securities, Inc.
Akron, Ohio

In planning and performing our audit of the financial statements of ValMark Securities, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences, as required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

transactions are executed in accordance with management's authorization and properly recorded to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control, or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Certified Public Accountants

Orlando, Florida
February 25, 2010

ValMark Securities, Inc.

REPORT ON APPLYING AGREED-UPON PROCEDURES

Year Ended December 31, 2009

CONTENTS

MOORE STEPHENS
LOVELACE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
ValMark Securities, Inc.
Akron, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation on Form SIPC-7T ("Reconciliation") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by ValMark Securities, Inc. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Reconciliation on Form SIPS-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was performed in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than those specified parties.

Moore Stephens Lovelace, P.A.

Certified Public Accountants

Orlando, Florida
February 25, 2010